May 2, 2016

David Korvin, Esq.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4631

Washington, D.C. 20549

Re:

Ambient Water Corporation

Registration Statement on Form S-1

Filed April 15, 2016

File No. 333-210-776

SEC Staff:

This letter is in response to the Staff's Comment Letter addressed to Ambient Water Corporation dated April 29, 2016.

The following is the Registrant's responses to the Staff comments:

General

Comment No. 1

1.

According to the Securities Purchase Agreement, River North is irrevocably bound to

purchase the shares covered by this registration statement. Please remove or revise the   following disclosures that are inconsistent with the agreement:

•

“As used in this prospectus, the term ‘selling stockholder’ includes the selling stockholder and any of its respective donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge or other non-sale related transfer.” [page 47]; and

•

“If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders.”

7721 E Trent Ave • Spokane, WA 99212 | O: 888.757.3294 | F: 509.474.9451 | W: ambientwater.com

For additional guidance please refer to Securities Act Section CD&I 139.16.

Response:

We have revised and removed the inconsistent statements.

Risk Factors, page 9

Comment No. 2

Please add a risk factor to discuss the likelihood that you will ever receive the full amount under the equity line under the Securities Purchase Agreement. We note that at your current share price, 90,000,000 shares have the value of $153,000.   If you are not likely to raise the entire amount, please explain, here or elsewhere in the prospectus, why the parties to the agreement chose this amount.

Response:

We have added a risk factor discussing the likelihood that the Issuer will ever receive the full amount of funding under the equity line Securities Purchase Agreement.  The risk factor is titled; "WE OFFER NO ASSURANCE THAT WE WILL EVER RECEIVE THE FULL AMOUNT OF FUNDING UNDER THE SECURITIES PURCHASE AGREEMENT."

Additionally, we have added discussion concerning the choice of 90,000,000 shares and the associated $153,000 value to the additional risk factor.

Signatures, page B-9

Comment No. 3

Please revise your signature page to also provide or specifically identify the signatures of your principal financial officer and your controller or principal accounting officer. To the extent that an individual serves in and is signing in more than one capacity, please include the appropriate designation on the signature page.

Response:

7721 E Trent Ave • Spokane, WA 99212 | O: 888.757.3294 | F: 509.474.9451 | W: ambientwater.com

We have revised the signature page specifically identifying the principal financial officer and principal accounting officer.

Notwithstanding, the Staff's comments, the Registrant acknowledges the following statements:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Keith White

Keith White

Chief Executive Officer